FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

FGL Holdings (“F&G”) posted a website link to a news article that contained the following material on F&G’s public LinkedIn page and other social media platforms.

“Title Insurer Says F&G Deal Will Make It Stronger

Fidelity National says acquiring the annuity issuer will make its earnings more stable.

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Executives at Fidelity National Financial Inc., a big title insurer, say they’re eager to complete the company’s $2.7 billion acquisition of Fidelity & Guaranty Life Insurance Company.

Fidelity National is a Jacksonville, Florida-based company that reported $8.5 billion in revenue in 2019.

F&G is an annuity issuer that generated $2.1 billion in revenue in 2019. The company is based in George Town, in the Cayman Islands. It has its main operating offices in Des Moines, Iowa.

Fidelity National announced plans to acquire F&G about a month ago.

Fidelity National executives talked about the deal Thursday, during a conference call the company held to go after first quarter earnings with securities analysts.

Fidelity National reported a $61 million net loss for the quarter on $1.7 billion in revenue, compared with $206 million in net income on $1.7 billion in revenue for the first quarter of 2019.

Bill Foley, Fidelity National’s chairman, said during the analyst call that Fidelity National sees the F&G deal as a way to increase 2020 earnings per share by about 10%, and to increase overall earnings stability.

The deal should also help Fidelity National do better at times when higher rates hurt the title insurance sale, Foley said.

F&G already has “strong growth tailwinds,” and those tailwinds “will be enhanced by FNF’s strong balance sheet and cross-sell opportunities,” Foley said.

Fidelity National has a large amount of cash on hand, a large amount of borrowing capacity in a credit facility, and a new, $1 billion term loan, Foley said.

Those resources will provide ample capacity for Fidelity National to pay for F&G, while giving the company the liquidity and flexibility to operate in the current market environment, Foley said.

Foley said Fidelity National is waiting for approval for the F&G deal from regulators in New York state and Iowa, and from F&G shareholders.

The company hopes to complete by the end of the second quarter of the year, or early in the third quarter, Foley said.”

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Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This communication contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to FGL Holdings (“F&G”), including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of F&G and Fidelity National Financial, Inc. (“FNF”), that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of F&G or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that the Company or FNF may be adversely affected by other economic, business, and/or competitive factors, as well as the impact on the business, operations, results of operations and trading prices of the shares of the Company and FNF arising out of the COVID-19 outbreak; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the U.S. Securities and Exchange Commission (“SEC”). F&G cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Neither F&G nor FNF undertakes any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operation results, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to a proposed transaction between F&G and FNF, which is the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. In connection with the proposed transaction, FNF has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of F&G and a prospectus of FNF, as well as other relevant documents concerning the proposed transaction. This communication is not a substitute for the registration statement and relevant solicitation materials that FNF has or will file with the SEC or any other documents which FNF may send to its or F&G’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction and related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from F&G by contacting Jamie Lillis, Managing Director, Solebury Trout, (203)-428-3223, jlillis@soleburytrout.com.

Participants in the Solicitation

F&G and certain of its directors and executive officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about F&G’s directors and executive officers who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by FNF on April 1, 2020 with respect to the proposed transaction.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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